SUMMIT MIDSTREAM CORPORATION

910 Louisiana Street, Suite 4200

Houston, Texas 77002

March 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Summit Midstream Corporation
Registration Statement on Form S-3 Filed March 24, 2025 File No. 333-286038

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Summit Midstream Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on April 1, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Anthony L. Sanderson of Kirkland & Ellis LLP at (202) 389-3205 or Julian J. Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SUMMIT MIDSTREAM CORPORATION

/s/ William J. Mault
William J. Mault
Executive Vice President and Chief Financial Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP